Exhibit 99.1

21 October 2024

SEPTEMBER 2024 QUARTERLY REPORT

STRONG QUARTERLY PRODUCTION AND LOWER CASH COST

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE: MTAL; ASX:MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) is pleased to release its September 2024 quarterly activities report (“Q3 2024” or “September quarter”).

HIGHLIGHTS

TRIFR of 14.2 a slight decrease in TRIFR quarter on quarter with further remediation strategies implemented.

Strong and consistent quarterly copper production with lower cash cost

•	Copper production of 10,159 tonnes at the CSA Copper Mine (“CSA” or “CSA Mine”) is the second strongest copper production under MAC’s ownership following on from the record June quarter

•	Copper production for 2024 tracking to mid-point of annual guidance at 40,500 tonnes of copper

•	Double lift stope strategy implemented in the June quarter driving high grade consistent copper production, delivering 21,023 tonnes of copper production for the June and September quarters at an average grade of 4.1% Cu from the benefit of lower dilution than reserve assumptions

•	Q4 2024 mine plan targeting another record December quarterly copper production

•	C1 of US$1.90/lb1 improved by ~6% compared to the June quarter, driven by a reduction in milling costs, treatment and refining charges and an increase in development costs capitalised

Key copper growth projects expected to drive 25% increase in annual production by 2026

•	MAC aiming to be a +50ktpa Copper producer by 2026

•	Ventilation project – work well underway on development drives to first major raise bore ventilation locations with procurement strategies advancing and completion targeted by mid-2026

•	QTS South Upper – procurement of equipment and manning requirements commenced with planning taking place to start development in Q4 2024 and ore mining expected to commence from Q3 2025

•	Polymetals (“POL”) announced that it secured financing to fund its mine restart in H1 2025 – the value of MAC’s investment in POL has increased by ~21% since its initial investment. MAC has the right to invest a further A$2.5 million at A$35c a share when POL is fully funded for restart of operations

Generating material operational free cash flow

•	Operational free cash flow of ~US$30 million[2] for the quarter with an average realised copper sales price of US$4.18/lb3 (Q3 2024 Copper spot average at US$4.17/lb)

•	Cash and cash equivalents of ~US$81 million after repayment of ~US$8 million in senior debt principal and US$2.1 million of exploration and expenditure

•	MAC also had ~US$9.0 million of receivable outstanding Quotational Period receipts, ~US$6.4 million of unsold concentrate and a strategic investment in POL valued at ~A$2.9[4] million as at 30 September 2024

1 See “Non-IFRS financial information” and refer to Table 2 for reconciliation of C1 Cash Cost

2 See “Non-IFRS financial information”

3 Realised provisional sales price excluding hedging impact

4 Valued at close of trading on ASX on 14 October 2024

A$150 million (~US$103 million) equity raise completed subsequent to quarter end

•	Raised gross proceeds of ~A$150 million (~US$103 million)[5] at an issue price of A$18.00 per New CDI

•	Placement was well supported with support from new and existing institutional and sophisticated investors

•	Proceeds will enable MAC to retire the high-cost Mezzanine debt facility while also providing additional flexibility to pursue strategic inorganic growth opportunities

•	Pro-forma liquidity as at 30 September 2024 of ~US$226 million[6]

ESG

Safety

The TRIFR for the CSA Copper Mine decreased from an average of 14.4 in Q2 2024 to 14.2 in Q3 2024. This is below the NSW underground metalliferous TRIFR average for 2022 of 15.5. Although a decrease quarter on quarter, Q3 2024 has not been favourable for safety performance with one LTI recorded for the period. Plans have been initiated in the prior quarter to remediate the increase in TRIFR as compared to 2023 via increased awareness with extensive training and coaching, as well as increased safety presence on site. Increased leadership field safety interactions have been a core focus of Q3 2024.

Figure 1 - CSA Copper Mine Recordable Injuries by Quarter

Regulatory

The CSA Mine Rehabilitation Objectives Statement, Final Landform and Rehabilitation Plan, the Annual Rehabilitation Report and the CSA Mine Forward Program have all been approved by the NSW Resources Regulator. Planning for the CSA Annual Plan is underway and due for submission by April 2025.

The Environment Protection Authority annual return was submitted during the quarter with no reportable incidents, pollution events, or licence breaches recorded during the reporting period, demonstrating our clear commitment to managing environmental performance, and an owner operator mentality in a small community setting.

5 Placement proceeds converted into US$ based on an A$:US$ exchange rate of 0.6869, which represents the average exchange rate for the week from 30 September 2024 to 4 October 2024 (inclusive)

6 Includes equity raised of ~US103 million gross proceeds of ~A$150 million (~US$103 million) at an issue price of A$18.00 per New CDI as announced on 9 October 2024

Production and cost summary

Table 1 – Production and cost summary (unaudited)

	Units	Q4 2023	Q1 2024	Q2 2024	Q3 2024	QoQ Change (%)
Copper Production	Tonnes	9,832	8,786	10,864	10,159	(6.5%)
Sustaining capital	US$ million	$10.0	$13.0	$12.8	$12.5	(2.0%)
Cash cost (C1)[7]	US$/lb	$1.99	$2.15	$2.02[8]	$1.90	(6.1%)
Total cash cost[9]	US$/lb	$2.73	$3.17	$2.72	$2.71	(0.4%)
Group Net Debt[10]	US$ million	$260	$253	$232	$232	0%

Metals Acquisition Limited’s CEO, Mick McMullen, said:

“Following a record June quarter, our CSA Copper Mine operational team delivered another strong and consistent September quarter in line with our mine plan, reaching copper production of 10,159 tonnes, while improving safety performance. This marks another milestone as we produced 21,023 tonnes of copper for the last two quarters. Based on the reserve plan, we expect copper production to increase over the remaining quarter of the year.

Higher grade stopes at the CSA Copper Mine continue to form a large proportion of our annual production and played a key role again during the quarter, with milled copper grade achieved of 4.0%.

MAC successfully completed an equity raise, totalling approximately A$150 million or approximately US$103 million of gross proceeds. The oversubscribed placement was supported by the new and existing institutional and sophisticated investors both in Australia and offshore. This broad support is a testament to the high-quality nature of the CSA Copper Mine and the significant work that has been undertaken by management to deliver on a range of operational improvements over the past year.

Proceeds of the Placement, together with existing cash, will enable MAC to optimise its balance sheet, while also providing additional flexibility to pursue strategic inorganic growth opportunities. We thank all shareholders for their continued support.

We have also commenced two key capital projects to grow our copper production by a further 25% by 2026 to over 50,000 tonnes of copper production per annum; our growth projects include the expansion of the mine to include QTS South Upper and the Ventilation project, which are brought online Q3 2025 and mid-2026 respectively.

Finally, we are proposing a special resolution at the AGM to change the company name to MAC Copper Limited. The change of the company name better reflects the business activities of the Company as we continue toward being the next high quality copper miner of scale.”

7 See “Non-IFRS Information” and refer to Table 2 for reconciliation of C1 Cash Cost.

8 Q2 2024 adjusted post finalisation of half year accounts with additional freight and TCRCs included accrued for recognition of June pre-sales

9 Excludes corporate costs from parent entity. See “Non-IFRS financial information” and refer to Table 2 for reconciliation of Total Cash Cost

10 Senior Debt + Mezzanine Facility – Cash and cash equivalents (excluding streams)

Operations

Table 2 - Quarterly Operational Performance of the CSA Copper Mine (unaudited)

CSA Copper Mine Metrics (unaudited)	Units	Q4 2023	Q1 2024	Q2 2024	Q3 2024	QoQ % variance
U/g development - Capital	Metres	841	466	449	735	64%
U/g development - Operating	Metres	448	703	611	359	(41%)
Rehab	Metres	153	246	113	145	28%
Total development	Metres	1,441	1,415	1,173	1,239	6%
Ore Mined	Tonnes	268,685	256,031	271,469	238,937	(12%)
Tonnes Milled	Tonnes	266,105	260,297	266,936	260,953	(2%)
Copper grade processed	%	3.8%	3.5%	4.2%	4.0%	(5%)
Copper Recovery	%	97.6%	97.6%	97.9%	97.2%	(1%)
Copper Produced	Tonnes	9,832	8,786	10,864	10,159	(6%)
Silver Produced	Ounces	114,969	102,182	134,072	112,299	(16%)
Copper Sold	Tonnes	8,819	8,112	12,984	10,244	(21%)
Achieved Copper price[11]	US$/lb	3.85	3.87	4.41	4.18	(12%)
Mining Cost	US$/t Mined	$75.5	$95.7	$91.9	$85.9	(7%)
Processing Cost	US$/t Milled	$25.5	$25.7	$31.9	$26.3	(18%)
G+A Cost	US$/t Milled	$29.6	$33.1	$25.6	$27.5	7%
Total Operating Cost	US$/t milled	$130.6	$154.6	$149.3	$139.6	(6%)
Development Cost	US$/metre	$9,667	$15,478	$9,330	$12,825	37%
Capital Expenditure[12]	US$ million	$10.0	$13.0	$12.8	$12.5	(2%)
Tonnes Milled per employee	t/employee	189	184	186	174	(6%)
Mining	US$/lb prod	0.94	1.27	1.04	0.92	(12%)
Processing	US$/lb prod	0.31	0.35	0.36	0.31	(14%)
General and Admin	US$/lb prod	0.36	0.44	0.28	0.32	12%
Treatment and refining	US$/lb prod	0.36	0.17	0.26	0.23	(11%)
Work in Progress inventory	US$/lb prod	(0.01)	(0.14)	0.03	0.02	(34%)
Freight and other costs	US$/lb prod	0.17	0.17	0.21	0.24	18%
Silver Credits	US$/lb prod	(0.14)	(0.10)	(0.16)	(0.14)	(12%)
C1 Cash Cost	US$/lb prod	1.99	2.15	2.02[13]	1.90	(6%)
Leases	US$/lb prod	0.07	0.08	0.07	0.07	8%
Inventory WIP	US$/lb prod	0.01	0.14	(0.03)	(0.02)	(34%)
Royalties	US$/lb prod	0.20	0.13	0.13	0.20	52%
Sustaining capital	US$/lb prod	0.46	0.67	0.53	0.56	5%
Total Cash Cost	US$/lb prod	2.73	3.17	2.72	2.71	0%
Total Revenue	US$ millions	88.3	66.0	120.0	87.5	(27%)

Unless stated otherwise all references to dollar or $ are in USD.

11 Realised provisional sales price excluding hedging impact

12 Sustainable capex

13 Q2 2024 adjusted post finalisation of half year accounts with additional freight and TCRCs included accrued for recognition of June pre-sales

The September quarter demonstrated consistent mining processes that delivered above 10kt of copper production for two consecutive quarters. Production further benefited from a grade of 4.0% for the quarter with August copper grade recorded at 4.36%. The grade achieved continues to demonstrate the high-quality ore body present at CSA mine.

The double lift extraction sequence was again successfully deployed during Q3 2024 after being implemented in the previous quarter, resulting in less mining dilution achieved with stronger grades and less total ore tonnes for the same metal.

Figure 2 - CSA Copper Mine Quarterly Copper Production (tonnes)

The average received copper price before hedge settlements was lower when comparing to the prior period with the June quarter at US$4.18/lb, down ~5% compared to US$4.41/lb for the June quarter, with the average spot copper price over the September quarter at ~US$4.17/lb14.

In addition, the Australian dollar exchange rate was broadly flat compared to the prior quarter.

C1 cash costs decreased by ~6% quarter on quarter from US$2.02/lb15 in the June quarter to US$1.90/lb for September quarter. The drivers of the lower C1 is a combination of a reduction in milling costs, treatment and refining charges and an increase in development costs capitalised which had a positive impact of approximately US$0.24/lb offset by lower production tonnes, which negatively impacted the C1 by US$0.12/lb.

14 Realised provisional sales price excluding hedging impact

15 Q2 2024 adjusted post finalisation of half year accounts with additional freight and TCRCs included accrued for recognition of June pre-sales

Figure 3 - CSA Copper Mine C1 Cash Costs16 - US$/lb produced

MAC management continues to implement additional productivity measures to further reduce C1 costs as is evident in the declining C1 that has been achieved since the June 2024 quarter depicted above.

Q2 2024 adjusted post finalisation of half year accounts with additional freight and TCRCs included accrued for recognition of June quarter pre-sales. Directionally we expect that copper TCRCs for 2025 will settle at materially lower levels than for 2024 and MAC will benefit from this from January 2025 onwards.

Figure 4 provides an illustration of tonnes milled per employee which remains relatively stable quarter on quarter.

Figure 4 - CSA Mine Tonnes Milled per Employee	Figure 5 - CSA Mine Mining Unit Rate US$/t

Apart from copper production, the largest driver of C1 costs is the mining unit rate as mining accounts for approximately 60% of total site operating costs.

Mining unit rates are trending down with better cost control initiatives implemented. September 2024 mining rates decreased further with additional capital development metres achieved (64% increase as seen in Figure 7), resulting in increased mining development costs being capitalised in Q3 2024. Additional capital metres have been completed in the quarter with a focus on the North decline and both the return and fresh air drives.

16 See “Non-IFRS Information” and refer to Table 2 for reconciliation of C1 Cash Cost

Figure 6 - CSA Mining Development Costs US$/metre	Figure 7 - CSA Copper Mine Capital Development metres

Processing costs per tonne milled decreased in the September 2024 quarter after the June 2024 quarter was negatively impacted by the plant shutdown in April 2024. Tonnes processed for the September 2024 quarter were 261kt at a copper recovery rate of 97.2%.

G&A unit rates increased slightly during the current quarter after the June 2024 quarter included a once-off re-allocation of stock consumables to mining and processing previously allocated to G&A, reducing the G&A unit rate.

Figure 8 - CSA Copper Mine Processing Unit Rate US$/t	Figure 9 - CSA Copper Mine Site G+A Unit Rate US$/t

As seen in Figure 10, capital spend (including capitalized development) decreased slightly over the quarter, largely driven by diamond drilling and vent expansion drilling. MAC continues to spend capital in accordance with its previous guidance of approximately US$52 million for FY 2024.

Figure 10 - CSA Copper Mine Site Capital US$m

MAC raises ~A$150 million (~US$103 million) through successful placement

As announced on 9 October 2024, MAC raised approximately A$150 million (approximately US$103 million) (before costs) at an issue price of A$18.00 per New CDI.

The placement was well supported with support from new and existing institutional and sophisticated investors both in Australia and offshore, which is testament to the high-quality nature of the CSA Copper Mine and the significant work that has been undertaken by management to deliver on a range of operational improvements over the past year.

Proceeds of the Placement, together with existing cash, will enable MAC to optimise its balance sheet and de-lever following the acquisition of the CSA Copper Mine from Glencore plc in mid-2023, while also providing additional flexibility to pursue strategic inorganic growth opportunities.

Cash position, liquidity and debt facilities

The Company’s unaudited cash holding at the end of Q3 2024 was ~US$81 million for an unaudited net debt17 position of ~US$232 million. Post the equity raise noted above, the pro-forma net debt as at 30 September 2024 amounted to ~US131 million, which represents a pro-forma net gearing of 16%.

The reduction in the underlying cash position (before the equity raise) at quarter end is largely driven by the reduced pre-sales in the September quarter of ~US$13 million as compared to the June quarter of ~US$37 million resulting from a timing difference in cash receipts in the September quarter. Copper tonnes sold in Q3 2024 reduced by 2,741 as a result of the additional pre-sales in June.

The unaudited cash position also reflects outgoings of ~US$8.1 million repaid on the Senior Debt Facility at the end of the quarter, ~US$8.9 million in interest payments for the Senior debt (US$3.9 million) and Mezzanine facility (US$5.0 million) and ~US$4.6 million in Silver and Copper stream payments.

As of 30 September 2024, the pro-forma liquidity was ~US$226 million which includes cash of ~US$81 million, US$25 million undrawn revolving facility, ~US$103 million equity raised subsequent to quarter-end, ~US$17 million of outstanding Quotational Period receipts, unsold concentrate and the strategic investment held in POL at valuation of ~A$2.918 million.

17 Net debt is calculated taking senior debt (+) mezzanine debt (-) cash and cash equivalents excluding streams

18 Valued at close of trading on ASX on 14 October 2024

Figure 11 – Q3 2024 Cash flow waterfall (US$M)

Exploration

During the September quarter, US$2.1 million was invested in exploration.

Investors are directed to the separate September quarterly exploration update released dated 21 October 2024 for the detailed results.

Three Year Production Guidance

The copper production guidance provided to the market covering 2024, 2025 and 2026 remains unchanged:

Table 3 - CSA Copper Mine Production Guidance

Year	2024		2025		2026
	Low	High	Low	High	Low	High
Copper Production (t)	38,000	43,000	43,000	48,000	48,000	53,000

This 3-year production guidance is based primarily on Ore Reserves but also on Measured and Indicated Mineral Resources (as at 31 August 2023) and, given that all the deposits are open and a large drill program is underway, we consider it likely that there will be changes over the relevant period as the Company’s overall plan to continue operational and production improvement continues to develop.

Changes to Board of Directors

Appointment of Ms Anne Templeman-Jones

As announced on 22 July 2024, Ms Templeman-Jones has been appointed as a Non-Executive Director of the Company’s Board of Directors, effective 22 July 2024. Ms Templeman-Jones, is an accomplished listed company director with substantial financial, operational risk, regulatory, governance and strategy experience from a number of industries, including banking and finance, engineering services in the energy sector, consumer goods and manufacturing.

In addition to Metals Acquisition Limited, Ms Templeman-Jones recently served as a Non-Executive Director, and was responsible for a diverse range of committee chairs and memberships for Commonwealth Bank of Australia (Director March 2018 to October 2024) and Trifork Ag (Director since April 2021). From November 2017 until 1 July 2024, Ms Templeman-Jones was a director of Worley Limited.

Change of Glencore Nominee Director

As announced on 22 July 2024, Mr Mohit Rungta will replace Mr Matt Rowlinson and Mr John Burton as Glencore’s nominee Director to the Company’s Board of Directors. Glencore is entitled to nominate one Director for every 10% it holds in the Company. Following completion of the Company’s ASX listing, warrant redemption and recent placement Glencore now has a 12.13% interest (entitling it to one nominee).

Hedging

During the quarter, the Company delivered 3,105 tonnes of copper into the hedge book at an average price of US$3.72/lb. At the end of June 2024, the remaining copper hedge book consisted of the following:

Table 4 – Hedge position

	Copper
	2024	2025	2026	Total
Future Sales (t)	3,105	12,420	5,175	20,700
Future Sales ($/t)	3.72	3.72	3.72	3.72

Conference Call

The Company will host a conference call and webcast to discuss the Company’s third quarter 2024 results on Monday, October 21, 2024 at 6:00 pm (New York time) / Tuesday, October 22, 2024 at 9:00 am (Sydney time).

Details for the conference call and webcast are included below.

Webcast

Participants can access the webcast at the following link https://event.choruscall.com/mediaframe/webcast.html?webcastid=lgTwEDVD

Conference Call

Participants can dial into the live call by dialing one of the numbers below and request the operator connect to the Metals Acquisition Limited call.

Toll Free Dial In:	+1-844-763-8274
International Dial In:	+1-647-484-8814
Australia:	+61-3-8592-6289

Replay

A replay of the webcast will be available for three months via the webcast link above and or by visiting the Events section of the company’s website.

-ENDS-

This report is authorised for release by the Board of Directors.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX: MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Estimates of Mineral Resources and Ore Reserves and Production Target

This release contains estimates of Ore Reserves and Mineral Resources as well as a Production Target. The Ore Reserves, Mineral Resources and Production Target are reported in MAC’s ASX Announcement dated 23 April 2024 titled ‘Updated Resource and Reserve Statement and Production Guidance’ (the “R&R Announcement”). The Company is not aware of any new information or data that materially affects the information included in the R&R Announcement, and that all material assumptions and technical parameters underpinning the estimates or Ore Reserves and Mineral Resources in the R&R Announcement continue to apply and have not materially changed. The material assumptions underpinning the Production Target in the R&R Announcement continue to apply and have not materially changed. It is a requirement of the ASX Listing Rules that the reporting of ore reserves and mineral resources in Australia comply with the JORC Code. Investors outside Australia should note that while exploration results, mineral resources and ore reserves estimates of MAC in this release comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators; or (ii) the requirements adopted by the Securities and Exchange Commission (SEC) in its Subpart 1300 of Regulation S-K. Information contained in this release describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws.

Forward Looking Statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS financial information

MAC’s results are reported under International Financial Reporting Standards (“IFRS”), noting the results in this report have not been audited or reviewed. This release may also include certain non-IFRS measures including C1, Total Cash costs and Free Cash Flow. These C1, Total Cash cost and Free Cash Flow measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance.

C1 Cash Cost

C1 costs are defined as the costs incurred to produce copper at an operational level. This includes costs incurred in mining, processing and general and administration as well freight and realisation and selling costs. By-product revenue is credited against these costs to calculate a dollar per pound metric. This metric is used as a measure operational efficiency to illustrate the cost of production per pound of copper produced.

Total Cash Cost

Total cash costs include C1 cash costs plus royalties and sustaining capital less inventory WIP movements. This metric is used as a measure operational efficiency to further illustrate the cost of production per pound of copper produced whilst incurring government-based royalties and capital to sustain operations.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate our underlying performance.